Ultimus Managers Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

March 28, 2023

FILED VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Response to Staff’s Additional Comment on Form N-1A for Ultimus Managers Trust (the “Trust”), on behalf of its series, Q3 All-Season Systematic Opportunities Fund (the “Fund”) (File Nos. 811-22680; 333-180308)

Ladies and Gentlemen:

Set forth below is a summary of an additional oral comment provided by Ms. Rebecca Marquigny, Esq. of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Trust’s Post-Effective Amendment No. 238, filed on January 27, 2023 (Accession No. 0001580642-23-000469). For your convenience, a summary of the Staff’s comment is set out below in italics, and is followed by the Trust’s response.

PROSPECTUS

(1)	We note the Trust’s responses on March 22, 2023 to our prior comments. Please note the Staff’s view is that there may be circumstances in which the changes to an existing fund are so pervasive that they are closer to launching a new fund than modifying an existing fund and thus result in a 75 day review period. This is especially the case where: (1) the existing fund will need to significantly reposition its portfolio; (2) the existing fund has not launched or does not have significant assets; or (3) the new strategy relates to a novel strategy or asset class in addition to creating an even competitive landscape. The longer period, the 75 day period, is designed to give Staff necessary review time. While we're not objecting to the Trust’s response, we ask you to acknowledge our concerns in correspondence.

RESPONSE: The Trust acknowledges the Staff’s comment. The Trust continues to believe, as noted in the Trust’s response letter dated March 22, 2023, that a filing pursuant to Rule 485(a)(1) under these circumstances is appropriate and consistent with the text and policy of Rule 485 and industry practice.

Thank you for your comment. Please contact me at 513.326.3557 if you have any questions.

Sincerely,

/s/ Khimmara Greer

Khimmara Greer

cc: Kate A. McCurry, Esq. at Kilpatrick Townsend & Stockton